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                                  EXHIBIT 99.3

                          SHANDA ANNOUNCES $150 MILLION

                        SENIOR CONVERTIBLE NOTES OFFERING


SHANGHAI, CHINA - OCTOBER 13, 2004 - Shanda Interactive Entertainment Limited (Nasdaq: SNDA), today announced its intention to raise $150 million aggregate principal amount of senior convertible notes, subject to market and other customary conditions. The company also will grant the underwriter an option to purchase up to an additional $50 million aggregate principal amount of the notes.

The company intends to use the net proceeds of this offering for general corporate purposes, including working capital and potential future acquisitions and investments, including several acquisitions and investments that the company is exploring or may consider in the future in order to advance its business strategies. In addition, the company has been asked to consider a repurchase of a block of its ordinary shares from one of its shareholders, SB Asia Infrastructure Fund L.P, and may use a portion of the proceeds of the offering for such repurchase.

The senior convertible notes to be offered have not been registered under the Securities Act of 1933 or the securities laws of any other jurisdiction. Unless they are registered, the senior convertible notes may be offered or sold only in transactions that are exempt from registration under the Securities Act of 1933 and the securities laws of any other jurisdiction.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

..

CONTACT:

Donglei Zhou
Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Michael DiPaolo (media): dipaolo@braincomm.com
Brainerd Communicators, Inc.
212-986-6667